October 20, 2021

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	Form 1-A/A, Amendment No. 3 (File No. 024-11517)
Application for Withdrawal of just this filing Filed September 2, 2021

To Gregory Herbers:

Yuenglings Ice Cream Corp. (the “Company”) hereby withdraws the above-referenced Offering Circular (together with all exhibits and amendments thereto) effective as of the date hereof. The 1-A/A, Amendment No. 3 was originally filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2021.

It is our understanding that this application for withdrawal of the Amendment will NOT affect the 1-A in total. We are only withdrawing that one amendment.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact

Very truly yours,

/s/ Everett M. Dickson

Everett M. Dickson

Chief Executive Officer and Interim Chief Financial Officer

(Principal Executive Officer)

(Principal Financial and Accounting Officer)